bfinance US LIMITED

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

ASSETS

Cash	$	402,825
Accounts Receivable		35,000
Security Deposit		6,100
TOTAL ASSETS	$	443,925

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	31,903
Due to parent company		66,845
Total liabilities		98,748
SHAREHOLDER'S EQUITY		345,177
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	443,925